SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bridgetown Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G1355U 113

(CUSIP Number)

Daniel Wong

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Telephone: +852 2514 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1355U 113

1	Names of Reporting Person. Daniel Wong
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

CUSIP No. G1355U 113

SCHEDULE 13D/A

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D is being filed to amend the Schedule 13D filed by the Reporting Person on October 4, 2023 (collectively, this “Schedule 13D”).

This Schedule 13D is being filed to report amendments to the Statement as specifically set forth herein. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the terms of that certain Business Combination Agreement, dated May 25, 2023 (as amended from time to time, the “Business Combination Agreement”), entered into by and among MoneyHero Limited (“PubCo”), the Issuer, Gemini Merger Sub 1 Limited, a direct wholly-owned subsidiary of PubCo (“Bridgetown Merger Sub”), Gemini Merger Sub 2 Limited, a direct wholly-owned subsidiary of PubCo (“CGCL Merger Sub”), and CompareAsia Group Capital Limited (“CGCL”), (i) the Issuer merged with and into Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company as a wholly-owned subsidiary of PubCo (the “Initial Merger”) and (ii) following the Initial Merger, CGCL Merger Sub merged with and into CGCL, with CGCL being the surviving company and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger,” and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Pursuant to the terms of the Business Combination Agreement, (x) each Class A Ordinary share was canceled and exchanged for the right to receive one Pubco Class A ordinary share, (ii) each Issuer Class B ordinary share was canceled and exchanged for the right to receive one Pubco Class B ordinary share, and (iii) each Issuer warrant was assumed by Pubco and converted into a warrant to purchase one Pubco Class A ordinary share. The Business Combination closed on October 12, 2023 (the “Closing Date”). Following the Closing Date, and a result of the Business Combination, Mr. Wong ceased to hold any securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c) Mr. Wong does not beneficially own any Class A Ordinary Shares. Except as set forth in this Amendment No. 1, Mr. Wong has not transacted in the Class A Ordinary Shares since the filing of the 13D on October 4, 2023.

(d) Not applicable.

(e) As of the Closing Date, following the closing of the Business Combination, Mr. Wong ceased to be the beneficial owner of more than five percent of the outstanding Class A Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023

/s/ Daniel Wong
Daniel Wong